UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 28, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC 20036

(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1 of 5

Item 9.	Other Events

Status of our Public Offering

As previously discussed in the Offering Circular, Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), commenced a public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on January 6, 2016.

As of September 28, 2016, we had raised total gross offering proceeds of approximately $44.6 million from settled subscriptions (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4.46 million of our common shares.

The Offering is expected to terminate on or before January 6, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Declaration of Dividend

On September 30, 2016, we announced a daily distribution of $0.0021917808 per share (the “October 2016 Daily Distribution Amount”) (which equates to 8.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on October 1, 2016 and ending on October 31, 2016 (the “October 2016 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the October 2016 Distribution Period and the distributions are scheduled to be paid on or prior to January 21, 2016. While our manager is under no obligation to do so, the annualized basis return assumes that our manager will declare distributions in the future similar to the distributions disclosed herein.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Fundrise Insight One, LLC

On September 28, 2016, we directly acquired additional ownership of our “majority-owned subsidiary”, Fundrise Insight One, LLC (the “RSE Insight Controlled Subsidiary”), for an initial purchase price of $6,770,327, which is the initial stated value of our additional equity interest in the RSE Insight Controlled Subsidiary (the “Third RSE Insight Investment”). The RSE Insight Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized low-rise multifamily property totaling 138 units in Woodbridge, VA 13940 Longwood Manor Court, Woodbridge, VA (the “Lancaster Property”). The closing of both the Third RSE Insight Investment and the Lancaster property occurred concurrently.

In funding our acquisition of the Third RSE Insight Investment, we drew down $700,000 from that certain Amended and Restated Promissory Grid Note by and between ourselves and Rise Companies Corp., our sponsor. As previously disclosed, amounts drawn on the Amended and Restated Promissory Grid Note bear interest at a rate equal to 2.5% per annum, calculated on a 30-day month / 360-day year basis. That maturity date of the Amended and Restate Promissory Grid Note is October 31, 2016.

The RSE Insight Controlled Subsidiary is managed by the principals of FI One Co Invest LLC (“Insight”). Insight is a subsidiary of Insight Property Group, a Washington, DC based owner and developer of mixed-use and multifamily properties in the Mid-Atlantic region. Insight Property Group was founded in 2009, its founders have more than 50 years of experience and have acquired and/or developed in excess of 15,000 apartments and condominiums during that time.

Pursuant to the agreements governing the Third RSE Insight Investment (the “RSE Insight Operative Agreements”), our consent is required for all major decisions regarding any properties owned by the RSE Insight Controlled Subsidiary, including the Lancaster Property and other properties held by the RSE Insight Controlled Subsidiary. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the Third RSE Insight Investment, paid directly by the RSE Insight Controlled Subsidiary.

2 of 5

The RSE Insight Controlled Subsidiary currently has acquired three assets, the Canterbury Property, the Sacramento Property and the Lancaster Property, and, while it is not currently intended, the RSE Insight Controlled Subsidiary may acquire additional assets that are expected to require us to make additional equity investments in the future.

The Lancaster Property, which is held through Lancaster Owner LLC, a wholly-owned subsidiary of the RSE Insight Controlled Subsidiary, was acquired for a purchase price of approximately $20,150,000. Insight anticipates additional hard costs of approximately $2,410,085 to complete the value-add plan, including the planned renovation of approximately 75% the total units, renovation of common areas and funding of deferred maintenance items. Additional soft costs and financing costs of approximately $731,939 and reserves and escrows of approximately $173,056 bring the total projected project cost for the Lancaster Property to approximately $23,465,080, of which approximately $1,538,419 is anticipated to be funded by the RSE Insight Controlled Subsidiary as needed to complete the value-add plan. Insight believes addressing these items will improve the quality of life for residents, increase marketability and lengthen the useful life of the existing structures.

To finance the acquisition and renovation of the Lancaster Property, a $14,800,000 senior secured loan, with a seven (7) year initial term at a 3.5% interest rate with two-years interest only, was provided by New York Community Bank (the “Lancaster Senior Loan”), with the remaining equity contributions to the RSE Insight Controlled Subsidiary being contributed 95% by the Company and 5% by Insight and its affiliates.

As of the closing date, the Lancaster Senior Loan had an approximate LTC ratio of 63.1%. LTC, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the total anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

Lancaster Mill Apartments is an approximately 29-year-old (completed in 1987), 138-unit, three story, walk-up apartment complex sited on two parcels totaling 8.90 acres, located in Woodbridge, Virginia. Amenities consist of an on-site leasing office. Units contain such enhancements as stacked washer and dryers and ceiling fans.

At closing, Insight budgeted approximately $10,500 per unit for interior renovations for an estimated 104 units, or roughly 75% of the total Lancaster Property units. Insight has forecasted an increase in rent of approximately $95 per unit per month upon completion of the renovations, which Insight believes would result in a projected increase in property value of approximately 15% over a seven-year period; however, there can be no assurance that such increase in rent or value will be achieved.

The Woodbridge/I-95 Corridor Submarket is located within a 30 to 40 minute drive from Washington DC and several significant local employment drivers including Quantico Marine Corps Base and Fort Belvoir. The median age is below the metro average and the submarket has seen significant population growth of approximately 14% between 2010 and 2014. The growth is expected to continue over the next three and a half years with a projected 12.5% projected increase in population within a 1-mile radius of the site.

Quantico Marine Corps Base is a driver of apartment demand in the market with over 12,000 military and civilian personnel based there. The submarket also encompasses the Northern Virginia Community College Woodbridge campus, which offers classes to over 11,000 students per year. Another employment driver in the market is Fort Belvoir, with 39,000 active employees, Fort Belvoir is the largest employment center in Fairfax County, as well as the largest military employment center in the Washington DC area. The U.S. Department of Defense established BRAC in 2005, mandating government agencies in leased space to relocate to government owned space on military bases.

Fort Belvoir’s land holdings of over 8,500 acres has been a key growth area due to the Base Realignment and Closure Act (“BRAC”) program established by the US Department of Defense in 2005 and is expected to continue to grow post- BRAC as additional jobs and services are added to the base through 2030. Over the past 10 years, Fort Belvoir added 18,000 new jobs to the base, and there is a plan to add 17,000 more jobs to the base by 2030.

3 of 5

Revised Redemption Plan

On September 28, 2016, the Company adopted a revised redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in the Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by the Company, the Manager believes it is best to provide the opportunity for quarterly liquidity in the event shareholders need it in the form of a discounted redemption price prior to year 5, which economic benefit indirectly accrues to shareholders who have not requested redemption. Neither the Manager nor the Company’s sponsor receives any economic benefit as a result of the discounted redemption price through year 5.

The following is a summary of the material terms of the revised redemption plan, which is qualified in its entirety by the disclosure contained in our offering circular and supplements thereto.

SUMMARY OF REDEMPTION PLAN
	Introductory Period	Post-Introductory Period
Duration	First 89 days after settlement	90+ days after settlement
Redemption Price	100% of purchase price less distributions paid and distributions declared and to be paid less third-party costs	97-100% of NAV depending on hold time (no reduction for distributions) less third-party costs
Timing to submit request	At least 15 days prior to the end of each quarter (but no event more than 90 days after the date of settlement)	At least 15 days prior to the end of each quarter
Last Date to Withdraw Request	Up to five (5) business day prior to the end of the calendar quarter	Up to five (5) business day prior to the end of the calendar quarter
Date of Redemption Payment	Within 21 days of the end of each quarter	Within 21 days of the end of each quarter
Frequency	Quarterly	Quarterly
Minimum Amount of Shares Redeemed	25% of shareholder’s shares	25% of shareholder’s shares
Maximum Amount of Shares Redeemed	No Limit	No Limit

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated January 5, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

4 of 5

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise Equity REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      September 30, 2016

5 of 5